SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletronorte Debentures

Rio de Janeiro, September 26, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on this date, the Board of Directors approved the execution, by its subsidiary Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, of its 8th issuance of simple debentures, non-convertible into shares, unsecured with additional surety guarantee, in a single series, in the total amount of R$ 700 million, with maturity on September 15, 2035 and benefiting from the tax incentive set forth in Law No. 12,431/2011.

The debentures will be issued under the Eco Invest Brasil Program in accordance with Law No. 14,995/2024 and distributed through a public offering with automatic registration in accordance with CVM Resolution No. 160. The offering will be targeted at professional investors, as defined in Articles 11 and 13 of CVM Resolution No. 30, dated May 11, 2021.

Issuer	Eletronorte
Guarantee	Surety by Eletrobras
Total Issuance Amount	R$ 700 million
Issuance Type	Tax-incentivized – Law 12,431/2011
Interest Payments	Semiannual, with no grace period
Amortization	Annual payments, at the end of the 8th, 9th and 10th year, with the first payment due on September 15, 2033, the second on September 15, 2034 and the final payment due on the maturity date, September 15, 2035
Series	Single series
Final term	10 years
Maximum Rate - Remuneration	NTN-b35 less 0.65% p.y. or 6.50% p.y., whichever is higher

Eletrobras will assume the role of guarantor and primary obligor of the issuance.

The certified minutes of the meeting of Eletrobras’ Board of Directors approving the offering, containing detailed information on its terms and conditions, are filed at the Company’s headquarters and available for consultation on the websites of the Brazilian Securities and Exchange Commission – CVM (www.gov.br/cvm) and the Company (https://ri.eletrobras.com). Additionally, on this same date, Eletronorte is disclosing, on the CVM’s website and on its own website (https://www.eletronorte.com.br), the certified minutes of its Extraordinary General Meeting that approved the issuance.

THE ELETRONORTE DEBENTURES OFFERING HAS NOT YET BEEN SUBJECT TO REGISTRATION WITH THE CVM, AND THIS MARKET ANNOUNCEMENT SERVES ONLY TO DISCLOSE ITS APPROVAL BY THE BOARD OF DIRECTORS OF ELETROBRAS.

This market announcement does not constitute an offer, invitation or solicitation to subscribe to Eletronorte’s debentures, nor shall any information contained herein serve as the basis for any contract or commitment.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.